January 15, 2008

Mail Stop 3720

United States

Securities and Exchange Commission

Washington, DC 20549

Re:	Source Interlink Companies, Inc.
Form 10-K For Fiscal Year Ended January 31, 2007 Filed April 25, 2007
Form 10-Q for the Quarterly Period Ended October 31, 2007
File No. 1-13437

Ladies and Gentlemen:

This letter confirms our telephone conversation with Ms. Kathryn Jacobson of this morning and our request for an extension of the time within which to respond to the Staff’s comments contained in its letter dated January 3, 2008 (the “Comment Letter”).

We have reviewed our fax log and determined that the registrant did not receive the Comment Letter by fax.  The “hard” copy of the Comment Letter was dated January 3, 2008, post-marked January 9, 2008 and received by the registrant on January 14, 2008.

Accordingly, we respectfully request that the Staff allow the registrant until January 29, 2008 to respond to the Staff’s comments.

Sincerely.

/s/Douglas J. Bates
Senior Vice President and General Counsel